0135

09055447

SECUR[illegible] ION
Washington, D.C. 20549

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIMMONS FIRST INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8315 Cantrell Road, Suite 200
(No. and Street)

Little Rock (City) Arkansas (State) 72227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grace Hobbs (501) 223-4301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/11

OATH OR AFFIRMATION

I, Richard W. Johnson, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN LOCKARD NOTARY PUBLIC PULASKI COUNTY, ARK. My Comm. Expires 03-10-2013

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.
December 31, 2008 and 2007

Contents

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Independent Accountants' Report

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (a wholly owned subsidiary of Simmons First National Bank) as of December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 19, 2009

Simmons First Investment Group, Inc.

Statements of Financial Condition

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 30,241	$ 13,733
Deposits with clearing organization	50,000	50,000
Securities owned at market value	4,850,000	4,674,900
Premises and equipment, net	9,660	19,304
Deferred income taxes	20,932	19,603
Receivable from clearing organization	63,226	28,790
Other assets	3,559	6,847
Total assets	$ 5,027,618	$ 4,813,177
Liabilities and Stockholder's Equity		
Liabilities		
Payable to clearing organization	$ 1,825	$ 2,971
Income taxes payable to affiliate	14,501	12,405
Accounts payable and accrued expenses	106,788	82,859
Total liabilities	123,114	98,235
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding: 1,000 shares	10	10
Additional paid-in capital	4,999,990	4,999,990
Retained earnings (deficit)	(95,496)	(285,058)
Total stockholder's equity	4,904,504	4,714,942
Total liabilities and stockholder's equity	$ 5,027,618	$ 4,813,177

Simmons First Investment Group, Inc.

Notes to Financial Statement

December 31, 2008 and 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services, including principal transactions, agency transactions and participation in syndicate and selling group of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, i.e., U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent because such assets would be segregated for the benefit of customers only. At December 31, 2008 and 2007, no amounts were required to be segregated pursuant to federal and other regulations.

Simmons First Investment Group, Inc.

Notes to Financial Statement

December 31, 2008 and 2007

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as they settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense, using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Simmons First Investment Group, Inc.

Notes to Financial Statement

December 31, 2008 and 2007

Employee Benefit Plans

At December 31, 2008 and 2007, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Note 2: Securities Owned

The fair values of securities owned are as follows:

	2008	2007
U.S. government and agency securities	$ 0	$ 2,964,900
Money market funds	4,850,000	1,710,000
Total	$ 4,850,000	$ 4,674,900

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2008	2007
Leasehold improvements	$ 78,369	$ 78,369
Equipment	320,503	327,819
	398,872	406,188
Less accumulated depreciation	389,212	386,884
Net premises and equipment	$ 9,660	$ 19,304

Simmons First Investment Group, Inc.

Notes to Financial Statement

December 31, 2008 and 2007

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had:

	2008	2007
Net capital, as defined	$ 4,363,166	$ 4,370,890
Required net capital	(250,000)	(250,000)
Excess net capital	$ 4,113,166	$ 4,120,890
Ratio of aggregate indebtedness to net capital	0.0282 to 1	0.0225 to 1

Note 5: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. At December 31, 2008 and 2007, the Company did not have any amount payable to the Bank.

Note 6: Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 has been applied prospectively as of the beginning of the year.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities

- Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned

Securities owned are the only material instruments valued on a recurring basis which are held by the Company at fair value. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Currently, all of the Company's securities are considered to be Level 1 securities.

The following table presents estimated fair values of the Company's financial instruments.

		Fair Value Measurements Using		
	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)
Securities owned	$ 4,850,000	$ 4,850,000	$ 0	$ 0

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 7: Leases

The Company has one noncancellable operating lease, primarily for office space, that expires in three years. This lease contains a renewal option for three two-year periods.

Future minimum lease payments under operating leases are:

2009	$	90,330
2010		84,326
Total minimum lease payments	$	174,656

END